SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A
CNPJ/MF nº  02.558.074/0001-73  -  NIRE  35.3.001.587.9-2
Publicly-held Company, with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS
HELD ON JUNE 25, 2008.

1. DATE, TIME AND PLACE: June 25, 2008, at 05:00 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, pursuant to the call notice issued in accordance with the Articles of Incorporation.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represented a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS:

4.1. Approval of the replacement of the current Executive Vice-President for Marketing and Innovation, Mr. Roberto Oliveira de Lima, elected at the meeting of the Board of Directors held on February 11, 2008. Mr. Hugo Mattos Janeba, Brazilian, married, business manager, bearer of identity card RG nº 13.900.208-X SSP/SP, ando f CPF/MF nº 116.004.018-48, resident and domiciled in the Capital of São Paulo State, with offices at Av. Roque Petroni Junior 1464, 6º andar, lado A, Morumbi, São Paulo – SP, CEP 04707-000, was elected to occupy the above referred position. The Vice-President will complete the term of office in course, that is, until the 2009 General Meeting of Shareholders. It is hereby recorded that the director now elected declared not to have been convicted for any crime set forth in the Law which could prevent him from exercising business activities.

After the change now given effect, the Board of Executive Officers of the Company shall comprise the following members:

Chief Executive Officer: Roberto Oliveira de Lima
Executive Vice-President for Finance, Planning and Control: Ernesto Gardelliano
Executive Vice-President for Operations: Paulo Cesar Pereira Teixeira
Executive Vice-President for Marketing and Innovation: Hugo Mattos Janeba
Vice-President for Technology and Networks: Javier Rodríguez García
Vice-President for Compliance and Institutional Relations: Sergio Assenço Tavares dos Santos

4.2. Appointment of Internal Auditor: Under the terms of item XV, article 17, of the Company’s Bylaws, the appointment of Mrs. Viviane Souza Miranda, Brazilian, married, business manager, enrolled with the CPF/MF under nº 024.902.867-06, bearer of Identity Card RG nº 09712034-9, issued by the IFP/RJ, resident and domiciled in the Capital of São Paulo State, with offices at Av. Roque Petroni Junior, 1464, 5º andar, lado B, Morumbi, São Paulo – SP, CEP 04707-000, who was elected at the Special Meeting of the Board of Directors held on 05/26/2008, is hereby ratified, to occupy the office of Internal Auditor of Vivo Participações S.A., to exercise the relevant duties on a permanent basis.

CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up, which were read, approved and signed, being following transcribed in the proper book.

Signatures: Luis Miguel Gilpérez López- Chairman of the Board of Directors; João Pedro Amadeu Baptista – Vice-Chairman of the Board of Directors (represented by  Shakhaf Wine); Ignácio Aller Mallo - Director (represented by Félix Pablo Ivorra Cano); Shakhaf Wine - Director; Félix Pablo Ivorra Cano- Director; Rui Manuel de Medeiros D’Espiney Patrício- Director;  Luiz Kaufmann- Director; Antonio Gonçalves de Oliveira- Director; José Guimarães Monforte- Director; and, Breno Rodrigo Pacheco de Oliveira-Secretary.

I hereby certify that this is faithful copy of the Minutes of the Special Meeting of the Board of Directors, held on June 25, 2008, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting – OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 08, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.